EXHIBIT 99

TXU ENERGY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended March 31, 2006
(millions of dollars)
Operating revenues	$9,741

Costs and expenses:
Cost of energy sold and delivery fees	5,262
Operating costs	669
Depreciation and amortization	318
Selling, general and administrative expenses	531
Franchise and revenue-based taxes	114
Other income	(62)
Other deductions	4
Interest income	(92)
Interest expense and related charges	403

Total costs and expenses	7,147

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	2,594

Income tax expense	848

Income from continuing operations before cumulative effect of change in accounting principle	1,746

Loss from discontinued operations, net of tax benefit	(5)

Cumulative effect of change in accounting principle, net of tax effect	(8)

Net income	$1,733